UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | SASOL’S RESPONSE TO COVID-19 LOCK DOWN
IN SOUTH AFRICA; CREDIT RATING AND OIL HEDGING UPDATE, AND
CAUTIONARY STATEMENT

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:          JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:             ZAE000006896
US8038663006
Sasol BEE Ordinary Share code:    JSE: SOLBE1
Sasol BEE Ordinary ISIN code:       ZAE000151817
(“Sasol” or “Company”)

SASOL’S RESPONSE TO COVID-19 LOCK DOWN IN SOUTH AFRICA; CREDIT RATING AND
OIL HEDGING UPDATE, AND CAUTIONARY STATEMENT

SASOL’S RESPONSE TO COVID-19 MEASURES

Sasol welcomes and fully supports the directives announced by South African President Cyril
Ramaphosa on 23 March 2020, to combat the spread of COVID-19 in South Africa, including a three-week country-wide lockdown (“the COVID-19 directives”), which effectively commenced on
Friday, 27 March 2020 and will continue until Friday, 17 April 2020.

In South Africa, Sasol’s products and services, by and large, are classified as essential goods and services as per Annexure B of the Lockdown Regulations issued by the Minister of Cooperative
Governance and Traditional Affairs on 25 March 2020. Sasol plans to run its South African-based operations for the duration of the lockdown, and will work with the Government to ensure business continuity and uninterrupted supply of fuels and chemicals in South Africa during this period. However, some plants will be required to reduce throughput, or potentially shutdown following lower product offtake by our customers due to the lockdown. Furthermore, some intermediate chemicals will be re-directed to the production of products where demand is not impacted, to the extent possible. To this end, Sasol has formulated a special blend of alcohols to address the increasing demand for sanitizer alcohols, and will expedite the production and availability of these critical products locally to help safeguard the health and wellbeing of South Africans.

Sasol is collaborating with the South African Department of Trade, Industry and Competition (DTIC)
and is also prioritising supply to Government entities and other essential services to jointly combat the spread of the virus in South Africa.

The health and wellbeing of employees remains Sasol’s foremost priority and appropriate measures have already been taken to mitigate the risk of COVID-19 infection across all of Sasol’s sites. These measures are being strictly enforced and closely monitored to ensure the ongoing safety of employees and the public.

Outside of South Africa, most of Sasol’s operations are continuing, with no significant impacts to North
American Operations (NAO) or its supply chain, or to the Lake Charles Chemicals Project (LCCP)
construction to date. Chemical manufacturing is defined as a critical infrastructure sector, and therefore NAO and the LCCP is exempt from the stay-at-home order issued by the Louisiana government.

All European and Asian assets are currently in operation. The Central Processing Facility (CPF) in
Temane, Mozambique, which supplies natural gas to Mozambique and South Africa is not affected.
Sasol continues to work closely with suppliers and customers to ensure uninterrupted supply, where possible.

The COVID-19 situation is highly dynamic and with infection rates continuing to increase in many countries, there is a risk of interruptions to production, construction and associated supply chains, along with a potential impact on demand and product pricing in some sectors. Shareholders are therefore advised that this could impact Sasol’s earnings for 2020 financial year (FY20). The impact on the business, suppliers and customers is being continuously evaluated and an update will be provided in the Q3 FY20 Business Performance Metrics report.

UPDATE ON CREDIT RATING AND OIL HEDGING

Sasol notes that the credit rating agencies, S&P Global Ratings (S&P) and Moody’s have updated their credit rating assessments of Sasol in light of the impact of the COVID-19 pandemic on global growth and the volatility in the oil price. S&P has announced that it has revised Sasol’s BBB- rating, which was affirmed on 7 March to BB, with a negative outlook, while Moody’s also announced that it has revised Sasol’s Ba1 rating to Ba2 and placed the company under review for a downgrade.
Moody’s stated that “South Africa’s 21-day lockdown to contain the outbreak creates further uncertainty on near-term financial performance, while an extended lockdown beyond the original timeline could further affect performance”. The cost of some of Sasol’s floating rate debt is partly linked to our credit rating and the revised rating profile will therefore result in an increase in finance costs from existing facilities of approximately US$10 million per annum.

As stated in the market update on 17 March 2020, Sasol has developed a comprehensive response strategy, which is being executed to mitigate the impact of COVID-19 and a lower oil price as far as practically possible. This includes a cash conservation programme, an accelerated and expanded asset disposal and partnering programme, as well as a potential rights issue of up to US$2 billion, which remains subject to the progress of other initiatives. Sasol maintains a long-term commitment to achieving an investment grade credit rating.

Further to this, progress has been made on Sasol’s hedging programme reducing Sasol’s exposure to any further short term pricing downside. Oil hedges are in place for approximately 80% of Synfuels fuels Q4 FY20 production, at approximately US$32 per barrel. Crude oil hedging execution will continue for the next 12 months, while US$/ZAR and ethane hedging programmes have been executed for the next twelve month period.

Sasol continues to have liquidity of approximately US$2,5 billion to provide an additional buffer against short term volatility.

Fleetwood Grobler commented “This is an unprecedented time in the history of Sasol and the world.
We will continue to take decisive action to help safeguard the health and well-being of our employees and provide essential products to the many stakeholders that rely on us, while we reposition the business to enhance its long term future.”

Shareholders are advised to continue to exercise caution when dealing in the Company’s securities until a further announcement is made.

31 March 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, expectations regarding future cash flow, Sasol’s ability to meet its debt covenants, Sasol’s ability to achieve the cost savings or complete its asset disposal programme, the actions referred to herein intended to strengthen Sasol’s balance sheet and to maintain profitability at lower oil prices and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”,
“could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated.
You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. You are accordingly advised to exercise caution when trading in the
Company’s securities until such time the full details of the disposal and the rights offer are published.
These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission.
The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary